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                                                                    EXHIBIT 99.0


Certain Factors to Consider in Connection with Forward Looking Statements

COMPANY RISKS

IF WE CANNOT GENERATE ADEQUATE, PROFITABLE SALES OF HEMOPURE, WE WILL NOT BE SUCCESSFUL

In order to succeed as a company, we must develop Hemopure commercially and sell adequate quantities of Hemopure at a high enough price to generate a profit. We may not accomplish either of these objectives.

Even if we succeed in developing Hemopure commercially, a number of factors may affect future sales of our product. These factors include:

* whether physicians, patients and clinicians accept Hemopure as a cost-effective and therapeutic alternative to other products, including donated human blood;

*    whether reimbursement for the cost of Hemopure is available; and

* whether the public accepts the use of a natural protein product extracted from bovine red blood cells in transfusions, particularly in light of public perceptions in Europe and elsewhere about the risk of "mad cow disease".

IF WE FAIL TO OBTAIN FDA APPROVAL, WE CANNOT MARKET HEMOPURE IN THE UNITED
STATES

We will not be able to market Hemopure in the United States until we receive FDA approval. Obtaining FDA approval generally takes years and consumes substantial capital resources with no assurance of ultimate success. We cannot apply for FDA approval to market Hemopure until the product successfully completes an ongoing U.S. pivotal Phase III clinical trial. Several factors may prevent successful completion of this clinical trial, including an inability to enroll the required number of patients and insufficient demonstration that Hemopure is safe and effective for use in humans. If safety problems develop, the FDA could stop our trial before its completion. Recent publicity about enrollment abuses in the pharmaceutical industry and regulatory actions taken with respect to some major research institutes engaged in the clinical testing of pharmaceutical products could affect the ability of Biopure to enroll patients in its clinical studies.

Even if we complete the trial, we are not certain that we will be able to obtain FDA approval of Hemopure. We believe that our ongoing U.S. pivotal Phase III clinical trial is consistent with the FDA's most recent guidance on the design and efficacy and safety endpoints required for approval of products such as Hemopure. However, the FDA could change its view or require a change in study design, additional data or even further clinical trials prior to approval of Hemopure. If we fail to complete our ongoing U.S. pivotal Phase III clinical trial and obtain FDA approval, we cannot market Hemopure in the United States.

OUR FAILURE TO OBTAIN REGULATORY APPROVALS IN FOREIGN JURISDICTIONS WILL PREVENT US FROM MARKETING HEMOPURE ABROAD

We also intend to market our products in international markets, including the European Union and South Africa. We must obtain separate regulatory approvals in order to market our products in the European Union, South Africa and many other foreign jurisdictions. The regulatory approval processes may differ among these jurisdictions. Approval in any one jurisdiction does not ensure approvals in a different jurisdiction. As a result, obtaining foreign approvals may require additional trials and additional expenses.

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WE CANNOT EXPAND INDICATIONS FOR OUR PRODUCTS UNLESS WE RECEIVE FDA APPROVAL FOR
EACH PROPOSED INDICATION

The FDA requires a separate approval for each proposed indication for the use of Hemopure. We expect that our first indication for Hemopure will only involve its use in elective orthopedic surgery. Subsequently, we expect to expand Hemopure's indications. In order to do so, we will have to design additional clinical trials, submit the trial designs to the FDA for review and complete those trials successfully. We cannot guarantee that the FDA will approve Hemopure for any indication. We can only promote Hemopure for indications which have been approved by the FDA. Moreover, it is possible that the FDA may require a label cautioning against Hemopure's use for any or all other indications.

The FDA has approved the use of our veterinary product, Oxyglobin, for the treatment of anemia in dogs, regardless of cause. Supplemental approvals are required to market Oxyglobin for any new indications or additional species. We cannot guarantee that we will receive such approvals.

IF WE CANNOT FIND APPROPRIATE MARKETING PARTNERS, WE MAY NOT BE ABLE TO MARKET AND DISTRIBUTE HEMOPURE EFFECTIVELY

Our success depends, in part, on our ability to market and distribute Hemopure effectively. We have no experience in the sale or marketing of medical products for humans. In the past, we entered into agreements with two established pharmaceutical companies to market our products upon successful completion of clinical development. These arrangements ended in 1996 and 1997. In the event that we obtain FDA approval of Hemopure, we may require the assistance of one or more experienced pharmaceutical companies to market and distribute Hemopure effectively.

If we seek an alliance with an experienced pharmaceutical company:

* we may be unable to find a collaborative partner, enter into an alliance on favorable terms or enter into an alliance that will be successful;

* any partner to an alliance might, at its discretion, limit the amount and timing of resources it devotes to marketing Hemopure; and

* any marketing partner or licensee may terminate its agreement with us and abandon our products at any time for any reason without significant payments.

If we do not enter into an alliance with a pharmaceutical company to market and distribute our products, we may not be successful in entering into alternative arrangements, whether engaging independent distributors or recruiting, training and retaining a marketing staff and sales force of our own.

FAILURE TO INCREASE MANUFACTURING CAPACITY MAY IMPAIR HEMOPURE'S MARKET
ACCEPTANCE

We will need to construct additional manufacturing facilities to meet annual demand in excess of 120,000 units of Hemopure. If Hemopure receives rapid market acceptance, we may experience difficulty manufacturing enough of the product to meet demand. If we cannot fill orders for Hemopure, customers might turn to alternative products and choose not to use Hemopure even after we have addressed our capacity shortage.

FAILURE TO RAISE ADDITIONAL FUNDS IN THE FUTURE MAY AFFECT THE DEVELOPMENT, MANUFACTURE AND SALE OF OUR PRODUCTS

We require substantial working capital to properly develop, manufacture and sell our products. We expect to use a significant portion of the net proceeds of this offering to fund our working capital requirements. Additional manufacturing facilities will require additional financing. If such financing is not available when needed or is not


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available on acceptable terms, we may experience a delay in developing products, building manufacturing capacity or fulfilling other important goals.

OUR LACK OF OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT

Licensing fees, payments to us from investors and payments to fund our research and development activities comprise almost all of our funding to date. We have no operating history upon which to base an evaluation of our business and our prospects. We must successfully develop our products and product enhancements, achieve market acceptance of our products and respond to competition. We cannot guarantee that we will be successful in doing so, that we will ever be profitable or, if we are, that we will remain profitable on a quarterly or annual basis.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES

We have had annual losses from operations since our inception in 1984. We expect to continue to incur losses from operations until we are able to develop Hemopure commercially and generate a profit. As of October 31, 1999, we had accumulated a deficit of $250.3 million. Our 1998 auditors' report stated that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern.

IF WE ARE NOT ABLE TO PROTECT OUR INTELLECTUAL PROPERTY, COMPETITION COULD FORCE US TO LOWER OUR PRICES, WHICH MIGHT REDUCE PROFITABILITY

We believe that our patents, trademarks and other intellectual property rights, including our proprietary know-how, will be important to our success. Our business position will depend, in part, upon our ability to defend our existing patents and engage in our business free of claims of infringement by third parties. We will need to obtain additional patents for our products, the processes utilized to make our products and our product uses. We cannot guarantee that additional products or processes will achieve patent protection. In addition, third parties may successfully challenge our patents. Oppositions to one of our European patents have already led to a narrowing of this patent in Europe and, since some oppositions are still pending, may lead to further narrowing or even a loss of this European patent.

We have not filed patent applications in every country of the world. In certain countries, obtaining patents for our products, processes and uses may be difficult or impossible. Patents issued in countries other than the United States and in regions other than Europe may be harder to enforce than, and may not provide the same protection as, patents obtained in the United States and Europe.

OUR PROFITABILITY WILL BE AFFECTED IF WE INCUR PRODUCT LIABILITY CLAIMS IN EXCESS OF OUR INSURANCE COVERAGE

The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability. We maintain limited product liability insurance coverage in the total amount of $10.0 million. Our profitability will be affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

REPLACING OUR SOLE SOURCE SUPPLIERS FOR KEY MATERIALS COULD RESULT IN UNEXPECTED DELAYS AND EXPENSES

We obtain some key materials, including membranes and chemicals, from sole source suppliers. If such materials were no longer available at a reasonable cost from our existing suppliers, we would need to obtain supply contracts with new suppliers for substitute materials. If we need to locate a new supplier, the substitute or replacement materials will most likely be tested for equivalency. Such evaluations could delay development of a product, limit commercial sales of an FDA-approved product and cause us to incur significant additional expense. In addition, the time expended for such tests could delay the marketing of an FDA-approved product.


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CONCENTRATION OF STOCK OWNERSHIP AND PROVISIONS OF OUR RESTATED CERTIFICATE OF
INCORPORATION COULD DISCOURAGE TAKEOVER TRANSACTIONS THAT A STOCKHOLDER MIGHT CONSIDER TO BE IN ITS BEST INTEREST.

Carl W. Rausch, one of our co-founders and our current Chairman, Chief Executive Officer and President, beneficially owns 24.7% of our outstanding class A common stock. As a result, Mr. Rausch has significant influence over the outcome of all matters requiring stockholder approval, including the election and removal of directors and a merger or consolidation of Biopure or sale of all or substantially all of our assets. Mr. Rausch's influence could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over market price that a stockholder might consider to be in its best interest. In addition, certain provisions of our Restated Certificate of Incorporation and by-laws, as well as the adoption of a stockholders' rights plan, could discourage these transactions.

INDUSTRY RISKS

INTENSE COMPETITION COULD HARM OUR FINANCIAL PERFORMANCE

The biotechnology and pharmaceutical industries are highly competitive. There are a number of companies, universities and research organizations actively engaged in research and development of products that may be similar to Hemopure. Increased competition could diminish our ability to become profitable or affect our profitability in the future. Our existing and potential competitors:

*    are also conducting clinical trials of their products;

* may have substantially greater resources than we do and may be better equipped to develop, manufacture and market their products;

*    may have their products approved for marketing prior to Hemopure; and

* may develop superior technologies or products rendering our technology and products non-competitive or obsolete.

STRINGENT, ONGOING GOVERNMENT REGULATION AND INSPECTION OF OUR PRODUCTS COULD LEAD TO DELAYS IN THE MANUFACTURE, MARKETING AND SALE OF OUR PRODUCTS

The FDA continues to review products even after they receive FDA approval. If and when the FDA approves Hemopure, its manufacture and marketing will be subject to ongoing regulation, including compliance with current Good Manufacturing Practices, adverse event reporting requirements and the FDA's general prohibitions against promoting products for unapproved or "off-label" uses. We are also subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from failure to comply with these requirements could affect the manufacture and marketing of Hemopure. In addition, the FDA could withdraw a previously approved product from the market upon receipt of newly discovered information.

We will be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, we must secure approval of a product by the comparable non-U.S. regulatory authorities prior to the commencement of marketing of the product in a country. The approval process varies from country to country and the time needed to secure additional approvals may be longer than that required for FDA approval. These applications may require the completion of preclinical and clinical studies and disclosure of information relating to manufacturing and controls. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of our products.



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HEALTH CARE REFORM AND CONTROLS ON HEALTH CARE SPENDING MAY LIMIT THE PRICE WE
CHARGE FOR HEMOPURE AND THE AMOUNT WE CAN SELL

The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the United States. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our products. Assuming we succeed in bringing Hemopure to market, uncertainties regarding future health care reform and private market practices could impact our ability to sell Hemopure in large quantities at profitable pricing.

UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT COULD AFFECT OUR PROFITABILITY

Sales of medical products largely depend on the reimbursement of patients' medical expenses by governmental health care programs and private health insurers. There is no guarantee that governmental health care programs or private health insurers will reimburse our sales of Hemopure, or permit us to sell our products at high enough prices to generate a profit.





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